September 2, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K filed December 4, 2009
Form 8-K filed March 4, 2010
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 29, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“Form 10-Q”), the Company’s Current Report on Form 8-K dated December 4, 2009 and the Company’s Current Report on Form 8-K dated March 4, 2010.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1, Business, page 5

1.
We note in your response to prior comment 2 that you believe that you are not substantially dependent upon the agreements with Pfizer Inc. and Roche Laboratories Inc., which together generated nearly 60% of your revenues in fiscal 2009, up from approximately 42% in fiscal 2008. We further note your general statement that your contract sales force agreements “are generally short-term in duration” and are terminable by the customer upon written notice. Given the significant portion of your revenues derived from these two customers and given that the proportion of your revenues from these customers increased significantly in fiscal 2009, we are presently unable to concur with your assertion that you are not substantially dependent on those contractual arrangements. Please provide us with a detailed analysis that is specific to the material terms of the Pfizer and Roche Laboratories agreements. In your response letter, describe the term and termination provisions of each agreement and tell us whether these contracts contain any provisions imposing minimum purchase obligations or commitments, exclusivity agreements or other requirements or restrictions on the parties. You may wish to provide us with copies of the agreements if you believe doing so will facilitate our review.

Response:

In response to the Comment Letter, we have reviewed and prepared an analysis of the material terms of our customer contracts. Part of this analysis included a review and summary of the key terms in our contracts with Pfizer Inc. (“Pfizer”) and Roche Laboratories Inc. (“Roche”) (the “Contracts”). Attached as Exhibit A is the summary of the material terms of the Contracts as well as an evaluation of the inclusion of the material terms within the Form 10-K.  We redacted a portion of the information in Exhibit A regarding certain contractual information regarding the Contracts.  This redacted information is being supplementally provided to the Staff under separate cover.  The Company requests the return of these materials upon completion of the Staff’s review in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In addition, in response to the Comment Letter, we internally reviewed and documented factors of the Contracts that were not appropriately and clearly communicated to the Staff, although those factors were considered as part of our determination that the Company is not substantially dependent on these customer contracts. Based upon this additional analysis, we are providing the following additional detail in order to assist the Staff in understanding our arrival at these conclusions and respectfully request that the Staff also give significant consideration to these factors when formulating its conclusion:

•	Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing as an exhibit certain “contracts” upon which the registrant’s business is substantially dependent;

•
Although the disclosure in the Form 10-K provides information on the total amount of our consolidated revenue that has been earned by services provided to our largest customers (42% from Pfizer and 16.5% from Roche), the Company is performing services under multiple, ongoing separate contracts with each of these customers, as follows:

o
Our relationship with Pfizer for the six months ended June 30, 2010 was comprised of four separate and distinct contracts, two of which individually generated 28.4% and 22.3% of our consolidated revenue during the period (disclosed as 52.3% for all Pfizer contracts in the Company’s Form 10-Q for the period end June 30, 2010); and

o
Our relationship with Roche for the six months ended June 30, 2010 was comprised of three separate and distinct contracts under two of the Company’s business segments, two of which individually generated 14.1% and 6.6% of our consolidated revenue during the period (disclosed as 21.0% for all Roche contracts in the Company’s Form 10-Q for the period end June 30, 2010).

•
Upon the detailed evaluation of each of these separate customer contracts  we are of the belief that we are not substantially dependent on any one of these separate customer contracts based upon the following information:

o	Each contract incorporates varying material terms that are negotiated independent from any other existing contract;

o
The contract negotiations are performed by different customer executives in separate and distinct business units.  The business units of these customers have little, if any, interaction with one and other and therefore, those who negotiate the terms, execute the contract, and those who manage the relationship with us are completely independent of one and other. It is common that due to the pure size of our customers, the individuals with whom we procure business, and have business relationships with, are not privy to the various other relationships and contracts that exist between the parties;

o	Each contract is executed for the purpose of promoting separate products, with different therapeutic classes and marketed to doctors of differing specialties; and

o
The loss of any one of these contracts does not necessitate the termination of our other agreements with the customer or the customer relationship as a whole, and would not fundamentally affect the nature or structure of the business we perform for that customer.

In addition to the factors disclosed above, we are also providing the following additional items in order to assist the Staff in understanding our arrival at these conclusions and respectfully request that the Staff also give significant consideration to these factors when formulating its conclusion:

o	Our customer base has constantly evolved and continues to do so today;

o	It is the fundamental nature of our business that our customers have the ability to modify or terminate agreements, with relative ease, subject to customary standard terms and conditions; and

o	The terms of the Contracts are substantially consistent with the terms in our standard contracts.

Based on the information discussed above and the information provided in our original response to the Staff, we believe that we are not substantially dependent on any one contract with these customers.

Additionally, the Staff questioned the Company’s disclosures related to the material terms of its contractual arrangements with significant customers. As a result of the aforementioned review of the Contracts, we believe that further elaboration of the material terms of these arrangements would provide the investing public with information helpful in evaluating their significance to our business.  As such, we propose including within our next quarterly filing, all future quarterly filings and all subsequent annual filings to include the following disclosure, as may be updated from time to time, of the material terms of our Sales Services segment contracts so that this disclosure reflects and describes, in a general manner, all of the material terms of all of the Company’s Sales Services arrangements, including those entered into with our significant customers, as follows:

“Contracts

Sales Services

Contracts within our Sales Services business segment consist primarily of detailing agreements and are nearly all fee-for-service arrangements.  The term of these contracts is typically between one and two years. On occasion, certain contracts have terms that are modestly shorter or longer due to the seasonal nature of the products or at the request of the customer. All agreements, whether or not specifically provided for by terms within the contract, may be renewed or extended upon mutual agreement of the parties as to revised terms for provisions such as pricing, penalties, incentives and performance metrics.

The majority of our Sales Services contracts are terminable by the customer without cause upon 30 days’ to 90 days’ prior written notice to the Company. Additionally, certain contracts include provisions mandating that such notice may not be provided prior to a pre-determined future date and also provide for termination payments if the customer terminates the agreement without cause.  Typically, however, the total compensation provided by minimum service periods and termination payments within any individual agreement will not fully offset the revenue we may earn from the full execution of the contract or the costs we may incur as a result of its early termination.

Our Sales Services contracts generally include standard mutual representations and warranties as well as mutual confidentiality and indemnification provisions, including product liability indemnification for our benefit. Most of our contracts also include exclusivity provisions limiting our ability to promote competing products during the contract service period unless consent has been provided by the customer, and may also require the personnel we utilize to be dedicated exclusively to promoting the customer’s product for the term of the contract.

Some of our contracts (including contracts with significant customers of ours) may contain performance benchmarks requiring adherence to certain call plan metrics, such as a minimum amount of detailing activity to certain physician targets within a specified time period. Our failure to meet these benchmarks may result in specific financial penalties for us such as a reduction in our program management fee on our dedicated sales agreements, or a discount on the fee we are permitted to charge per detail on our shared sales agreements. Conversely, these same agreements generally include incentive payments that can be earned if our promotional activities generate results that meet or exceed agreed-upon performance targets, both related to call plan adherence as well as increases in the number of prescriptions written by physician targets.

    All of our contracts provide for certain reimbursable out-of-pocket expenses such as travel, meals and entertainment or product sample distribution costs, for which we are reimbursed at cost by our customers. Certain contracts may also provide for reimbursement of other types of expenses depending upon the type of services we are providing to the customer.”

Form 8-K Filed on March 4, 2010

2.
We note your response to prior comment 7. Please confirm to us that you will refrain from including this presentation, a non-GAAP operating statement, in future filings. See Question 102.10 of our Compliance and Disclosure Interpretations available at:  http//sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We respectfully acknowledge the Staff’s comment regarding the rules for non-GAAP disclosures and confirm that we will refrain from including the presentation of a non-GAAP operating statement in our future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer